Exhibit (e)(13)

EXECUTION VERSION

February 3, 2020

Sheila Lirio Marcelo

Care.com, Inc.

77 Fourth Avenue, Fifth Floor

Waltham, MA 02451

Re:                                                                                                     Severance Agreement

Dear Sheila:

As you are aware, Care.com, Inc. (the “Company”) has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated December 20, 2019, with IAC/InterActiveCorp (“IAC”), pursuant to which the Company will become a wholly owned subsidiary of IAC (the consummation of the transactions contemplated by the Merger Agreement, the “Closing”).  You and the Company are parties to an Executive Severance Agreement (the “Severance Agreement”), dated July 19, 2017, and a Transition Agreement (the “Transition Agreement” and, together with the Severance Agreement, the “Existing Agreements”), dated August 6, 2019.  As IAC and the Company move toward the Closing, the Company desires to set forth and clarify the effectiveness and obligations under the Existing Agreements as well as offer you certain benefits, the terms of which are contained in this letter agreement (the “Letter Agreement”):

1.                                      Defined Terms.  All terms not defined herein shall have the meanings set forth in the Severance Agreement and any exhibits attached thereto.

2.                                      Termination of the Transition Agreement.  You and the Company hereby acknowledge and agree that the Transition Agreement shall be immediately terminated and shall be of no force or effect as of the date of this Letter Agreement. You hereby acknowledge and agree that you shall have no rights whatsoever under the Transition Agreement, including the reimbursement of any previously incurred book-related expenses.

3.                                      Severance Payments.  You and the Company hereby acknowledge and agree that your resignation as CEO and President of the Company and termination of employment with the Company shall be effective as of the Closing, such resignation and termination of employment shall constitute a Qualifying Termination under Section 1(j) of the Severance Agreement and, subject to your execution and nonrevocation of the general release of claims attached as Exhibit A hereto (the “Release”) as required by Section 2(e) of the Severance Agreement, you shall be entitled to receive the severance payments and benefits set forth in Section 2(b) of the Severance Agreement (assuming a Base Salary of $485,000 and a Target Annual Bonus of $485,000 for purposes of calculating such severance payments and benefits) subject to and in accordance with the terms and conditions set forth in the Severance Agreement; provided that, the cash severance

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payments that become payable pursuant to Section 2(b) of the Severance Agreement shall be paid on the dates set forth on the schedule attached as Exhibit B hereto.

4.                                      Reasonable Legal Fees.  The Company shall pay the reasonable fees (not to exceed $25,000), within 15 days of the receipt of their invoices (which you shall provide to the Company within 30 days after the date of this Letter Agreement), of Pillsbury Winthrop Shaw Pittman LLP with respect to advice, negotiation and preparation of this Letter Agreement.

5.                                      No Right of Employment.  Neither this Letter Agreement, nor any modification thereof, nor the payment of any benefits shall be construed as giving you the right to be retained in the service of the Company or any of its affiliates.

6.                                      Entire Agreement.  This Letter Agreement, together with the Release and the Severance Agreement, contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements (including the Transition Agreement), understandings and arrangements, oral or written, between or among you and the Company with respect hereof; provided, however, that nothing in this Letter Agreement shall in any way reduce your confidentiality, non-disclosure or intellectual property obligations set forth in any other agreement by and between you and the Company.

7.                                      Permitted Disclosures.  The parties acknowledge and agree that nothing in this Letter Agreement or any other agreement you may have with the Company prevents or shall be construed to prevent you from reporting possible violations of federal law or regulation to any United States governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of state or federal law or regulation, or from receiving an award for information provided to any such government agencies.  Furthermore, in accordance with 18 U.S.C. § 1833, the Company hereby notifies you that:  (a) you shall not be in breach of this Letter Agreement or any other agreement you may have with the Company, and shall not be held criminally or civilly liable under any Federal or State trade secret law (i) for the disclosure of a trade secret that is made in confidence to a Federal, State, or local government official or to your attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal, and (b) if  you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the trade secret to your  attorney, and may use the trade secret information in the court proceeding, if you file any document containing the trade secret under seal, and do not disclose the trade secret, except pursuant to court order.

8.                                      Amendment; Condition.  This Letter Agreement may be amended only in writing signed by both parties.  This Letter Agreement will be null and void in the event the Closing does not occur.

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9.                                      Governing Law and Venue.  This Letter Agreement will be governed by and construed in accordance with the laws of the United States and the Commonwealth of Massachusetts applicable to contracts made and to be performed wholly within such State, and without regard to the conflicts of laws principles that would result in the application of the laws of another jurisdiction.

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Yours sincerely,

CARE.COM, INC.

By:	/s/ Melanie Goins
Name: Melanie Goins
Title: General Counsel

ACKNOWLEDGED AND AGREED:

Signature:	/s/ Sheila Lirio Marcelo

Name:	Sheila Lirio Marcelo

Date:	February 3, 2020

ACKNOWLEDGED AND AGREED:

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name: Gregg Winiarski
Title: Executive Vice President and General Counsel

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EXHIBIT A

GENERAL RELEASE OF CLAIMS

This General Release of Claims (“Release”) is entered into as of this       day of         , 2020, between Sheila Lirio Marcelo (“Executive”), and Care.com, Inc. (the “Company”) (collectively referred to herein as the “Parties”).

WHEREAS, Executive and the Company are parties to that certain Letter Agreement dated as of February 3, 2020 (the “Letter Agreement”), that certain Executive Severance Agreement dated as of July 19, 2017 (the “Agreement”) and that certain Invention and Non-Disclosure Agreement dated as of November 15, 2006 (the “NDA”);

WHEREAS, the Parties agree that Executive is entitled to certain severance benefits under the Agreement, subject to Executive’s execution of this Release and continued compliance with the terms of the Agreement, the NDA and the non-competition and non-solicitation covenants set forth herein; and

WHEREAS, the Company and Executive now wish to fully and finally resolve all matters between them.

NOW, THEREFORE, in consideration of, and subject to, the severance benefits payable to Executive pursuant to the Agreement, the adequacy of which is hereby acknowledged by Executive, and which Executive acknowledges that she would not otherwise be entitled to receive, Executive and the Company hereby agree as follows:

1.                                      General Release of Claims by Executive.

(a)                                 Executive, on behalf of herself and her executors, heirs, administrators, representatives and assigns (collectively, the “Releasors”), hereby voluntarily, knowingly and willingly agrees to release and forever discharge the Company, IAC/InterActiveCorp and each of their predecessors, successors, assigns and each of their respective parent corporations, affiliates, related, and/or subsidiary entities, and all of their past and present members, investors, directors, shareholders, officers, general or limited partners, employees, attorneys, creditors, agents and representatives, and each of their subsidiaries, affiliates, estates, predecessors, successors and assigns (collectively, the “Company Releasees”), from any and all claims, debts, demands, accounts, judgments, rights, actions, causes of action, equitable relief, obligations, damages, costs, charges, complaints, obligations, promises, agreements, controversies, suits, expenses, sums of money, compensation, responsibility and liability of every kind and character whatsoever (including attorneys’ fees and costs), whether in law or equity, known or unknown, asserted or unasserted, suspected or unsuspected, which Executive or any of the other Releasors ever had, now has or may hereafter claim to have against the Company Releasees by reason of any matter, cause or thing whatsoever, arising from the beginning of time through the date Executive signs this Release relating in any way to Executive’s employment by or service to the Company or any of the Company Releasees or the termination thereof (collectively, “Claims”) including,  but not limited to, (A) those Claims arising under any federal, state, or local laws relating to employment, including, without limitation, Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 2000, et seq.; the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.; the Rehabilitation Act of 1973, 29 U.S.C. § 701 et seq.; the Civil Rights Act of 1866, and the Civil Rights Act of 1991; 42 U.S.C. Section 1981, et seq.; the Age Discrimination in Employment Act, 29 U.S.C. Section 621, et seq. (the “ADEA”); the Equal Pay Act, 29 U.S.C. Section 206(d); the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Fair Labor Standards Act of 1938, 29 U.S.C. § 201 et seq.; the Employee Retirement Income Security Act, 29 U.S.C. § 1001 et seq.; the Massachusetts Fair Employment Practices Act, M.G.L. c. 151B, § 1 et seq.; the Massachusetts Civil Rights Act, M.G.L. c. 12, §§ IIH and 111; the Massachusetts Equal Rights Act, M.G.L. c. 93, § 102 and M.G.L. c. 214, § IC; the Massachusetts Labor and Industries Act, M.G.L. c. 149, § 1 et seq.; the Massachusetts Privacy Act, M.G.L. c. 214, § 1B; the Massachusetts Wage Act, M.G.L. c. 149, § 148; the Massachusetts Maternity Leave Act, M.G.L. c. 49, § 105D; and any similar federal, state or local law that may be legally waived, all as amended; (B) Claims relating to wrongful discharge, constructive discharge, breach of express or implied contract, tort, fraud, misrepresentation, or defamation; and (C) Claims arising under or relating to any employment policy, agreement, understanding or promise, written or oral, formal or informal, between the Company or any other Company Releasees and the Executive.

Notwithstanding the generality of the foregoing, Executive does not release the following:

(i)                                     Claims for unemployment compensation or any state disability insurance benefits pursuant to the terms of applicable state law;

(ii)                                  Claims for workers’ compensation insurance benefits under the terms of any worker’s compensation insurance policy or fund of the Company;

(iii)                               All rights under the Indemnification Agreement between Executive and the Company dated January 13, 2014, including claims for indemnity, as well as all rights to indemnification and/or contribution pursuant to the Company’s By-Laws, Articles of Incorporation and/or Charter; any applicable Directors and Officers Liability Insurance policy or other insurance policy; and applicable common and/or statutory law;

(iv)                              Claims pursuant to the terms and conditions of the federal law known as COBRA;

(v)                                 Claims for payment under Section 2(b) of the Agreement or Sections 3 or 4 of the Letter Agreement;

(vi)                              Executive’s rights to the vested or unvested Equity Awards or to other vested Company equity securities, including all such rights as set forth in the applicable equity agreements and stock plan(s);

(vii)                           Executive’s right to file an administrative charge or complaint with, or testify, assist, or participate in an investigation, hearing, or proceeding conducted by, the Equal Employment Opportunity Commission, or other similar federal or state administrative agencies;

(viii)                        Executive’s rights to vested benefits, such as pension or retirement benefits, the rights to which are governed by the terms of the applicable plan documents and award agreements;

(ix)                              Any rights and claims that may arise after Executive executes this Release; and

(x)                                 Any rights that cannot be released as a matter of applicable law, but only to the extent such rights may not be released under such applicable law.

Further, this Release does not prevent Executive from reporting possible violations of federal law or regulation to any United States governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of state or federal law or regulation, or from receiving an award for information provided to any such government agencies.

(b)                                 Executive acknowledges and agrees that the Company and the Company Releasees have fully satisfied any and all obligations owed to Executive arising out of or relating to Executive’s employment with or service to the Company or any of the Company Releasees, and that, other than as expressly provided in the Agreement, no further sums, payments, wages or benefits are owed to Executive by the Company or any of the Company Releasees in respect of such service.

(c)                                  Executive acknowledges that this Release was presented to her on the date indicated above and that Executive is entitled to have twenty-one (21) days’ time in which to consider it, and that any changes to this Release made after the date hereof, whether material or immaterial, shall not start another twenty-one (21) day consideration period.  Executive further acknowledges that the Company has advised her that she is waiving her rights under the ADEA, and that Executive should consult with an attorney of her choice before signing this Release, and Executive has had sufficient time to consider the terms of this Release.  Executive represents and acknowledges that if Executive executes this Release before twenty-one (21) days have elapsed, Executive does so knowingly, voluntarily, and upon the advice and with the approval of Executive’s legal counsel (if any), and that Executive voluntarily waives any remaining consideration period.

(d)                                 Executive understands that after executing this Release, Executive has the right to revoke it within seven (7) business days after her execution of it.  Executive understands that this Release will not become effective and enforceable unless the seven (7) business day revocation period passes and Executive does not revoke the Release in writing.  Executive understands that this Release may not be revoked after the seven (7) business day revocation period has passed.  Executive also understands that any revocation of this Release must be made in writing and delivered to the Company at its principal place of business within the seven  (7) business day period.

(e)                                  Executive understands that this Release shall become effective, irrevocable, and binding upon Executive on the day following the seventh (7th) business day from the date upon which Executive signs this Release, so long as Executive has not revoked it within the time period and in the manner specified in clause (c) above.  Executive further understands that Executive will not be given any severance benefits under the Agreement unless this Release becomes effective pursuant to its terms.

2.                                      Non-Competition and Non-Solicitation.

a.                                      Executive agrees that for a period of two years following the termination of Executive’s employment (the “Restricted Period”), Executive will not, directly or indirectly, engage or assist others in engaging in any business or enterprise (whether as an owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than one percent (1%) of the outstanding stock of a publicly-held company) that is competitive with the Company’s business, including but not limited to any business or enterprise that develops, manufactures, markets, licenses, sells or provides any product or service that competes with any product or service developed, manufactured, marketed, licensed, sold or provided, or planned to be developed, manufactured, marketed, licensed, sold or provided, by the Company while Executive was employed by or provided services to the Company; provided, however, that this Section 2(a) shall not, during the second (2nd) year of the Restricted Period, apply to any business or enterprise that develops, manufactures, markets, licenses, sells or provides a product or service that competes with a product or service planned to be developed, manufactured, marketed, licensed, sold, or provided by the Company while Executive was employed by or provides services to the Company, provided such product or service is not actually being developed, manufactured, marketed, licensed, sold, or provided by the Company as of the effective date of Executive’s termination from employment and, provided, further, that Executive was not actively involved with the planned development, manufacturing, marketing, licensing, sale or offering of such product or service within the three (3) month period prior to the effective date of Executive’s termination from employment.  Notwithstanding the foregoing, this Section 2(a) shall not preclude Executive from becoming an employee of, or from otherwise providing services to, a separate division or operating unit of a multi-divisional business or enterprise (a “Division”) if:  (i) the Division by which Executive is employed, or to which Executive provides services, is not competitive with the Company’s business (within the meaning of this Section 2(a)), (ii) Executive does not provide services, directly or indirectly, to any other division or operating unit of such multi-divisional business or enterprise which is competitive with the Company’s business (within the meaning of this Section 2(a)) (individually, a “Competitive Division” and collectively, the “Competitive Divisions”) and (iii) the Competitive Divisions, in the aggregate, accounted for less than one-third of the multi-divisional business or enterprises’ consolidated revenues for the fiscal year, and each subsequent quarterly period, prior to Executive’s commencement of employment with the Division.

b.                                      Executive agrees that, during the Restricted Period, Executive shall not, either alone or in association with others, solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the clients, customers, or business partners of the Company which were contacted, solicited, or served by the Company during the 12-month period prior to the termination or cessation of Executive’s employment with the Company.

c.                                       Executive further agrees that, during the Restricted Period, Executive shall not, either alone or in association with others, (i) solicit, induce or attempt to induce, any employee or independent contractor of the Company to terminate her employment or other engagement with the Company, or (ii) hire, or recruit or attempt to hire any person who was employed by the Company at any time during the term of Executive’s employment with the Company; provided that this clause (ii) shall not apply to the recruitment or hiring of any individual whose employment with the Company has been terminated for a period of six months or longer.

d.                                      Any breach by Executive or failure of Executive to comply with the terms of this Release, the NDA, or Sections 4(a) or 4(c) of the Agreement shall excuse performance by the Company but shall not affect the validity or continued enforceability of the release of claims in Section 1 above (following the expiration of the revocation period) or excuse Executive’s compliance with or performance of any other obligations set forth in this Release, the Agreement, the NDA or the obligations set forth in any other agreement with the Company or any of the Company Releasees that survives the termination of Executive’s employment with the Company.

3.                                      No Assignment.  Executive represents and warrants to the Company Releasees that there has been no assignment or other transfer of any interest in any Claim that Executive may have against the Company Releasees.  Executive agrees to indemnify and hold harmless the Company Releasees from any liability, claims, demands, damages, costs, expenses and attorneys’ fees incurred as a result of any such assignment or transfer from Executive.

4.                                      Severability.  In the event any provision of this Release is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law.  If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

5.                                      Interpretation; Construction.  The headings set forth in this Release are for convenience only and shall not be used in interpreting this Agreement.  This Release has been drafted by legal counsel representing the Company, but Executive has participated in the negotiation of its terms.  Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Release and have it reviewed by legal counsel, if desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Release.  Either party’s failure to enforce any provision of this Release shall not in any way be construed as a waiver of any such provision, or prevent that party thereafter from enforcing each and every other provision of this Release.

6.                                      Governing Law and Venue.  This Release will be governed by and construed in accordance with the laws of the United States and the Commonwealth of Massachusetts applicable to contracts made and to be performed wholly within such State, and without regard to the conflicts of laws principles that would result in the application of the laws of another jurisdiction.  Any suit brought hereon shall be brought pursuant to Section 5 of the Agreement; provided, however, that nothing in Section 5 of the Agreement shall be construed as precluding the filing of a civil action in a court of competent jurisdiction to enforce the non-competition and non-solicitation covenants set forth in Section 2 of this Release.  In the event of any controversy, claim or dispute arising out of or relating to Section 2 of this Release, Executive or the Company may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction or similar relief in order to preserve the status quo or prevent irreparable injury pending the full and final resolution of such dispute through arbitration pursuant to Section 5 of the Agreement.  For the avoidance of doubt, a court of competent jurisdiction shall have the exclusive authority to resolve any controversy, claim or dispute involving injunctive relief pursuant to Section 5 of the Agreement.

7.                                      Entire Agreement.  This Release and the Agreement constitute the entire agreement of the Parties in respect of the subject matter contained herein and therein and supersede all prior or simultaneous representations, discussions, negotiations and agreements, whether written or oral.  This Release may be amended or modified only with the written consent of Executive and an authorized representative of the Company.  No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

8.                                      Counterparts.  This Release may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature) or other transmission method.

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IN WITNESS WHEREOF, and intending to be legally bound, the Parties have executed the foregoing Release as of the date first written above.

CARE.COM, INC.

Dated:	By:
Name:
Title:

EXECUTIVE

Dated:
Sheila Lirio Marcelo

EXHIBIT B

SCHEDULE OF PAYMENTS

The cash severance payments that become payable in accordance with Section 3 of the Letter Agreement shall be paid in a manner consistent with the methodology set forth in Section 2(b) of the Transition Agreement (notwithstanding the termination and cancellation of the Transition Agreement hereunder).  The below sets forth an illustrative example.

Example

If the Qualifying Termination occurs on February 11, 2020, an aggregate cash amount equal to $1,455,000 shall be payable as set forth below:

1.              a cash lump sum payment equal to $751,324.25 shall be paid on the first payroll date immediately following the date that the Release becomes effective;

2.              a cash lump sum payment equal to $290,118.80 shall be paid on the date immediately following the date that is 6 months following the Qualifying Termination; and

3.              the remaining cash severance payments shall be paid in installments on the payroll dates set forth in the table below (with $36,264.85 payable on each of the 11 payroll dates immediately following the date that is 6 months following the Qualifying Termination, and $14,643.61 payable on the 12th payroll date immediately following the date that is 6 months following the Qualifying Termination).

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Payroll Dates	Amount
8/20/2020	$36,264.85
9/3/2020	$36,264.85
9/17/2020	$36,264.85
10/1/2020	$36,264.85
10/15/2020	$36,264.85
10/29/2020	$36,264.85
11/12/2020	$36,264.85
11/26/2020	$36,264.85
12/10/2020	$36,264.85
12/24/2020	$36,264.85
1/7/2021	$36,264.85
1/21/2021	$14,643.61

The above example is for illustrative purposes only.  The payment dates set forth above may be adjusted based on changes in the assumptions used for purposes of the illustrative example (including, but not limited to, the actual date of the Qualifying Termination) consistent with the methodology set forth in Section 2(b) of the Transition Agreement (notwithstanding the termination and cancellation of the Transition Agreement hereunder) and in all events in a manner that would not result in any accelerated taxation and/or tax penalties under Section 409A.

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